c/o U.S. Bank Global Fund Services
777 E. Wisconsin Avenue, 4th Floor
Milwaukee, WI 53202

November 22, 2021

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:    Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Act Registration No: 811-23724
Cromwell Marketfield L/S Fund (S000074017)

REQUEST FOR ACCELERATION

Dear Mr. Esperon:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N‑1A on Monday, November 22, 2021 on behalf of the above-named Fund, be accelerated to become effective on Tuesday, November 23, 2021.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Foreside Fund Services, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N‑1A be accelerated to Tuesday, November 23, 2021.

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Aaron J. Perkovich

Aaron J. Perkovich
President of Total Fund Solution

cc: Fabio Battaglia, III, Esq.
Stradley Ronon Stevens & Young, LLP